Exhibit 4.4

EPSILON ENERGY LTD. (THE “CORPORATION”)

SECTION 10.11 OF THE BY-LAWS OF THE CORPORATION AMENDED ON SEPTEMBER 1, 2020 AS FOLLOWS:

10.11.       Quorum - A quorum for the transaction of business at any meeting of shareholders shall be at least one (1) person present in person, being a shareholder entitled to vote thereat or a duly appointed proxy or representative for an absent shareholder so entitled and representing in the aggregate not less than thirty three and one-third percent (33 1/3%) of the outstanding shares of the Corporation carrying voting rights at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholder(s) present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholder(s) present or represented may adjourn the meeting to a fixed time and place but may not transact any other business other than as provided in these By-laws or in the Act until a quorum is present.

Approved by the Directors of the Corporation on July 22, 2020 and confirmed by the Shareholders of the Corporation on September 1, 2020.